# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MNTN, Inc., CIK 0001891027
CUSIP: 55318A108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 823 Congress Avenue, #1827, Austin, Texas (TX), 78768
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000804328

## Reporting persons
- QUALCOMM Incorporated: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 5,126,715; shared voting power 0; sole dispositive power 5,126,715; shared dispositive power 0; aggregate amount beneficially owned 5,126,715 (9.6% of the class)
  Comment: (1) Consists of 5,126,715 shares of Class B Common Stock of MNTN, Inc. (the "Issuer") directly held QUALCOMM Incorporated (the "Reporting Person"). The Issuer maintains a dual-class share structure consisting of Class A Common Stock and Class B Common Stock. Each share of Class B Common Stock is convertible at any time, at the option of the holder, or mandatorily upon the occurrence of certain events, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers. Each share of Class B Common Stock is entitled to ten votes, and each share of Class A Common Stock is entitled to one vote. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion, voting and transfer rights as noted above.
  
  (2) Assumes conversion of all the Reporting Person's beneficial ownership of shares of Class B Common Stock into shares of Class A Common Stock.

## Item 1. Issuer
Name of issuer: MNTN, Inc.
Address of issuer's principal executive offices: 823 Congress Avenue, #1827, Austin, TX, 78768

## Item 2. Person Filing
Name of person filing: QUALCOMM Incorporated
Address of principal business office or, if none, residence:
5775 Morehouse Drive
San Diego, CA 92121
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,126,715
Percent of class: 9.6%
Sole power to vote or to direct the vote: 5,126,715
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 5,126,715
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- QUALCOMM Incorporated: /s/ Adam Schwenker, Adam Schwenker/Assistant Secretary (07/29/2025)